SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

[Continued on following pages]

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person CDH Xueda Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,555,920 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 21,555,920 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.6%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person CDH Venture Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,555,920 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 21,555,920 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.6%

12	Type of Reporting Person PN

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person CDH Venture GP I Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,555,920 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 21,555,920 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.6%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Gongquan Wang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,555,920 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 21,555,920 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.6%

12	Type of Reporting Person IN

CUSIP No. 98418W109	Schedule 13G

Item 1(a).	Name of Issuer: Xueda Education Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: A-4 Xibahe Beili, Chaoyang District Beijing 100028 People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is filed by and on behalf of:

(a)  CDH Xueda Limited (“CDH Xueda”);

(b)  CDH Venture Partners, L.P. (“CDH Fund”);

(c)  CDH Venture GP I Company Limited (“GP”); and

(d)  Gongquan Wang.

Item 2(b).

Address of Principal Business Office, or, if none, Residence:
For CDH Xueda:

One Teamsek Avenue #18-02

Millenia Tower

Singapore 039192

For CDH Fund:

Ugland House, P.O. Box 309GT

South Church Street, George Town

Grand Cayman, KY1-1104

Cayman Islands

For GP:

Ugland House, P.O. Box 309GT

South Church Street, George Town

Grand Cayman, KY1-1104

Cayman Islands

For Gongquan Wang:

Suite 318, Tower B, Grand Pacific Center

8A Guanghua Road

Beijing, 100026

People’s Republic of China

CUSIP No. 98418W109	Schedule 13G

Item 2(c)	Citizenship: CDH Xueda is a British Virgin Islands company. CDH Fund is a Cayman Islands company. GP is a Cayman Islands company. Mr. Gongquan Wang is a citizen of the Peoples Republic of China.
Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 98418W109

Item 3.	Statement filed pursuant to rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2010.  The percentage amounts are based on 138,328,640 Ordinary Shares outstanding as of December 31, 2010, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CDH Xueda	21,555,920	15.6%	21,555,920	0	21,555,920	0
CDH Fund	21,555,920	15.6%	21,555,920	0	21,555,920	0
GP	21,555,920	15.6%	21,555,920	0	21,555,920	0
Gongquan Wang	21,555,920	15.6%	21,555,920	0	21,555,920	0

CDH is the record holder of 21,555,920 Ordinary Shares of the Issuer.  CDH Xueda is 100% beneficially owned by CDH Fund, whose general partner is GP.  Mr. Gongquan Wang may be deemed to have voting and investment power over CDH Xueda.  Mr. Gongquan Wang disclaims the beneficial ownership of any of the shares of us held by CDH Xueda except to the extent of his pecuniary interest therein.

CUSIP No. 98418W109	Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 98418W109	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

CDH Xueda Limited

By:	/s/ Kiang Hua Lew
Name: Kiang Hua Lew
Title: Director

CDH Venture Partners, L.P.

By: CDH Venture GP I Company Limited, its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP I Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

Gongquan Wang

/s/ Gongquan Wang
Gongquan Wang

CUSIP No. 98418W109	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement